Exhibit 99.1

Auna Announces Completion of US$765 million Debt Refinancing

Through successful issuance of new Senior Secured 2032 Notes and new Term Loan, Auna extends debt maturities, lowers interest expenses, and enhances short-term liquidity

Luxembourg, November 7, 2025 – Auna S.A. (“Auna” or the “Company”), a leading healthcare services provider in Latin America with operations in Mexico, Peru, and Colombia, announced today the closing of a US$765 million debt refinancing that significantly strengthens its capital structure by extending debt maturities, lowering interest expenses, and improving cash flow generation to further invest in the Company’s various strategic growth initiatives.

The Company and Oncosalud S.A.C., as co-issuers, priced and issued at par US$365 million in aggregate principal amount of 8.75% Senior Secured Notes due 2032 (the “2032 Notes”), maturing on November 6, 2032.  The Company also closed a new US$400 million equivalent MXN Term Loan (the “Term Loan”) maturing on October 15, 2030.  The Term Loan also contemplates an incremental US$60 million equivalent tranche in Peruvian Soles which the Company expects to disburse in the near term. The proceeds were used to fund a tender offer conducted by the Company to purchase for cash its 10% Senior Secured Notes due 2029 (the “2029 Notes”), to prepay indebtedness under the credit agreement dated November 10, 2023 (“the Credit Agreement”), to pay related interest, fees and expenses and to repay other short-term debt.

The issuance of the 2032 Notes generated strong demand from a broad investor base. The 2032 Notes extend the average maturity of the Company’s debt under the 2029 Notes to six years and lower related interest expense. The Term Loan extends the average maturity to five years (as compared to the Credit Agreement), lowers related interest expense and was funded in Mexican Pesos, matching Auna’s exposure to Mexico. The transaction marks another important milestone toward the Company´s medium leverage ratio target of 3x Net Debt-to-EBITDA, which was 3.6x at the end of 2Q 2025, versus 4.5x at year-end 2023.

S&P and Fitch credit rating agencies assigned a B+ rating to the 2032 Notes, noting that the transaction is credit positive due to the improved liquidity ratios and extended short-term debt maturities.

“This refinancing is a testament to the global investment community’s confidence in Auna’s strategy, performance, and future growth,” said Suso Zamora, President and Executive Chairman of Auna. “It enables us to strengthen Auna´s ability to expand healthcare access to more populations in need in Latin America, to strengthen our operations, and to further improve the quality of care for millions of people.”

In addition to strong support from its relationship banks Citigroup, HSBC, Santander and BBVA, and long-term backing from participating institutional investors, this transaction brings forth a long sought-after partnership with the International Finance Corporation (“IFC”), a member of the World Bank Group. IFC participated as a lead investor in the 2032 Notes, purchasing 10% in aggregate principal amount of the total issuance, and provided approximately US$75 million as part of the US$400 million Term Loan facility.

Gisele Remy, Chief Financial Officer and Executive Vice President of Auna, added: “The success of this holistic refinancing, combined with the strategic backing of IFC, underscores Auna’s strong position in and deep access to the international credit markets. In addition, the partnership with IFC validates our commitment to operational and medical excellence in support of sustainable development in Latin America.”

About Auna

Auna is one of Latin America’s leading healthcare platforms, with operations in Mexico, Peru, and Colombia. It prioritizes prevention and focuses on complex diseases that represent the highest healthcare spending. Its mission is to transform healthcare by delivering access to a highly integrated offering of services in low-penetration markets across Spanish-speaking Latin America. Founded in 1989, Auna has built one of the region’s largest modern healthcare platforms, consisting of a horizontally integrated network of medical care centers and a vertically integrated portfolio of oncology and general health plans. As of June 30, 2025, Auna’s network included 31 healthcare facilities—hospitals, ambulatory centers, and prevention and wellness centers—with a total of 2,333 beds and 1.4 million health plan members.

Contact

contact@aunainvestors.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Company’s refinancing. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Auna’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of Auna, which could result in Auna’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Auna. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Auna’s filings with the United States Securities and Exchange Commission, including its annual report filed on Form 20-F on April 10, 2025.

The forward-looking statements are made only as of the date hereof, and Auna does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.